Securities and Exchange Commission
                             Washington, D. C. 20549

                                  Schedule 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                  Gammon Gold
                                  Common Stock
                             CUSIP Number 36467T106

Date of Event Which Requires Filing of this Statement:      December 31, 2008

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ X ]    Rule 13d-1(b)
         [   ]    Rule 13d-1(c)
         [   ]    Rule 13d-1(d)

CUSIP No. 36467T106

         1)     Name of reporting person:
                Legg Mason International Equities Limited
                (Esemplia Emerging Markets)

                Tax Identification No.:
                00-0000000

         2)     Check the appropriate box if a member of a group:
                  a)      X
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                  London

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:         5,466,704
         6)     Shared voting power:        - 0 -
         7)     Sole dispositive power:    5,466,704
         8)     Shared dispositive power:   - 0 -

         9)     Aggregate amount beneficially owned by each reporting person:
                  5,466,704

         10) Check if the aggregate amount in row (9) excludes certain shares n/a

         11)    Percent of class represented by amount in row (9):
                  4.56%

         12)    Type of reporting person:
                        IA

CUSIP No. 36467T106

         1)     Name of reporting person:
                  Batterymarch Financial Management, Inc.
                Tax Identification No.:
                  52-1893111

         2)     Check the appropriate box if a member of a group:
                  a)      X
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                  Maryland

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          734,000
         6)     Shared voting power:         - 0 -
         7)     Sole dispositive power:     830,800
         8)     Shared dispositive power:    - 0 -

         9)     Aggregate amount beneficially owned by each reporting person:
                  830,800

         10) Check if the aggregate amount in row (9) excludes certain shares n/a

         11)    Percent of class represented by amount in row (9):
                  0.69%

         12)    Type of reporting person:
                       IA, CO
        _______________________________________________________________________
         Item 1a)     Name of issuer:
                           Gammon Gold

         Item 1b)     Address of issuer's principal executive offices:
                           1701 Hollis Street
                           Suite 400, PO BOX 2067
                           Halifax A5 B3J 2Z1

         Item 2a)    Name of person filing:
                           Legg Mason International Equities Limited
                           (Esemplia Emerging Markets)
                           Batterymarch Financial Management, Inc.

         Item 2b)    Address of  principal business office:
                           9th Floor, 10 Exchange Square
                           Primrose Street
                           London, England EC2A 2EN

         Item 2c)    Citizenship:
                           Legg Mason International Equities Limited
                           (Esemplia Emerging Markets)
                           Batterymarch Financial Management, Inc
                           Maryland Corporation

         Item 2d)    Title of class of securities:
                           Common Stock

         Item 2e)    CUSIP number: 36467T106

         Item 3)     If this statement is filed pursuant to Rule 13d-1(b),
                           or 13d-2(b), check whether the person filing is a:
         (a)[ ]Broker or dealer under Section 15 of the Act.
         (b)[ ]Bank as defined in Section 3(a) (6) of the Act.
         (c)[ ]Insurance Company as defined in Section 3(a) (6) of the Act.
         (d)[ ]Investment Company registered under Section 8 of the Investment Company Act.
         (e)[ ]Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
         (f)[ ]Employee Benefit Plan, Pension Fund which is subject to ERISA of 1974 or Endowment Fund; see 240.13d-1(b)(ii)(F).
         (g)[ ]Parent holding company, in accordance with 240.13d-1(b)(ii)(G).
         (h)[X]Group, in accordance with 240.13d-1(b)(1)(ii)(H).

         Item 4)    Ownership:
         (a)     Amount beneficially owned:  6,297,504

         (b)     Percent of Class:  5.25%

         (c)     Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote:
                                    6,200,704
                  (ii)  shared power to vote or to direct the vote:
                                      - 0 -
                  (iii) sole power to dispose or to direct the disposition of:
                                    6,297,504
                  (iv)  shared power to dispose or to direct the disposition of:
                                      - 0 -

         Item 5)    Ownership of Five Percent or less of a class:
                          n/a

         Item 6) Ownership of more than Five Percent on behalf of another person:

                           No single account owns more than 5% of the outstanding shares.

         Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

                           n/a

         Item 8)    Identification and classification of members of the group:
                           Legg Mason International Equities Limited
                           (Esemplia Emerging Markets)
                           Batterymarch Financial Management, Inc.

         Item 9)    Notice of dissolution of group:
                           n/a

         Item 10)   Certification:

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature
                                    -----------

                           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         -------------------------------
         Date - February 27, 2009

         Legg Mason International Equities Limited (Esemplia Emerging Markets)


         By _________________________________________________
            /s/  Paula Marsh, Head of Compliance, Europe